

November 15, 2023

J. Scott Wolchko
President and Chief Executive Officer
Fate Therapeutics, Inc.
12278 Scripps Summit Drive
San Diego, CA 92131

       Re: Fate Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed November 8, 2023
           File No. 333-275402

Dear J. Scott Wolchko:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tim Buchmiller at 202-551-3635 with any questions.

                 Sincerely,

                 Division of Corporation Finance
                 Office of Life Sciences

cc: Natalie T. Martirossian, Esq.